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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)*

                              Cogdell Spencer Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title and Class of Securities)

                                    19238U107
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP No. 19238U107

--------------------------------------------------------------------------------
1.   Name of Reporting Person: Nuveen Asset Management
     I.R.S. Identification No. of Above Person:

     31-0942504
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     Delaware
--------------------------------------------------------------------------------
               5.   Sole Voting Power:

                    0
               -----------------------------------------------------------------
   Number      6.   Shared Voting Power:
  of Shares
Beneficially        571,900
  Owned by     -----------------------------------------------------------------
  Reporting    7.   Sole Dispositive Power:
   Person
    With:           0
               -----------------------------------------------------------------
               8.   Shared Dispositive Power:

                    571,900
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Reporting Person:

     571,900
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     7.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     IA
--------------------------------------------------------------------------------

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CUSIP No. 760737106

--------------------------------------------------------------------------------
1.   Name of Reporting Person: Nuveen Real Estate Income Fund
     I.R.S. Identification No. of Above Person:

     36-4472501
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     Massachusetts
--------------------------------------------------------------------------------
               5.   Sole Voting Power:

                    0
               -----------------------------------------------------------------
   Number      6.   Shared Voting Power:
  of Shares
Beneficially        493,400
  Owned by     -----------------------------------------------------------------
  Reporting    7.   Sole Dispositive Power:
   Person
    With:           0
               -----------------------------------------------------------------
               8.   Shared Dispositive Power:

                    493,400
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Reporting Person:

     493,400
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     6.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     IV
--------------------------------------------------------------------------------

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ITEM 1.

     (a)  Name of Issuer: Cogdell Spencer Inc.

     (b) Address of Issuer's Principal Executive Offices: 4401 Barclay Downs Drive, Suite 300, Charlotte, NC 28209

ITEM 2.

     (a)  Name of Persons Filing:

          (1)  Nuveen Asset Management

          (2)  Nuveen Real Estate Income Fund

     (b)  Address of Principal Business Office or, if None, Residence:

          (1)  333 West Wacker Drive, Chicago, IL 60606

          (2)  333 West Wacker Drive, Chicago, IL 60606

     (c)  Citizenship:

          (1)  Delaware

          (2)  Massachusetts

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number: 19238U107

ITEM 3. This statement is being filed pursuant to Section 240.13d-1(b) by Nuveen Asset Management, an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E), on behalf of itself and Nuveen Real Estate Income Fund, an investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

ITEM 4. OWNERSHIP. The securities that are the subject of this report are owned by and held for the investment advisory clients of Nuveen Asset Management, including Nuveen Real Estate Income Fund (the "Fund"), and are managed on behalf of Nuveen Asset Management by an unaffiliated third-party subadviser, Security Capital Research & Management Incorporated. The Fund is the owner of record of 493,400 shares of the reported securities, representing approximately 6.2% of the class of securities outstanding, and has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing includes the securities which may be deemed beneficially owned by Nuveen Asset Management, a wholly-owned subsidiary of Nuveen Investments, Inc. (the "Parent"). Nuveen Asset Management exercises voting and investment powers independently of the Parent and each of the Parent's other subsidiaries. Nuveen Asset Management disclaims beneficial ownership of securities managed on its behalf by third parties, including the securities that are the subject of this report.

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     (a)  Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

     (b) Percent of Class: See the responses to Item 11 on the attached cover pages.

     (c)  Number of shares as to which each reporting person has:

          (i)  Sole power to vote or to direct the vote: See the responses to
               Item 5 on the attached cover pages.

          (ii) Shared power to vote or to direct the vote: See the responses to
               Item 6 on the attached cover pages.

          (iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

          (iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     The securities that are the subject of this report are managed on behalf of Nuveen Asset Management and its clients, including the Fund, by an unaffiliated third-party subadviser, Security Capital Research & Management Incorporated.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

NUVEEN ASSET MANAGEMENT


By: /s/ Jessica R. Droeger
    ---------------------------------
Names: Jessica R. Droeger
Title: Vice President


NUVEEN REAL ESTATE INCOME FUND


By: /s/ Gifford R. Zimmerman
    ---------------------------------
Name: Gifford R. Zimmerman
Title: Chief Administrative Officer